Exhibit 99.3
Consolidated Financial Statements
MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.
Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 60 through 96 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
February 8, 2006	Chief Executive Officer	Chief Financial Officer
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Shareholders of Brookfield Asset Management Inc.:
We have audited the consolidated balance sheets of Brookfield Asset Management Inc. (formerly Brascan Corporation) as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Toronto, Canada	Deloitte & Touche, LLP
February 8, 2006	Independent Registered Chartered Accountants
Brookfield Asset Management   |   2005 Annual Report      59

Consolidated Balance Sheet

AS AT DECEMBER 31
MILLIONS	Note	2005	2004

			(Note 1)
Assets
Cash and cash equivalents		$951	$404
Financial assets	2	2,171	1,220
Investments	3	595	1,944
Accounts receivable and other	4	4,148	1,551
Operating assets
Property, plant and equipment	5	15,776	12,231
Securities	6	2,069	1,757
Loans and notes receivable	7	348	900

		$26,058	$20,007

Liabilities and shareholders’ equity
Non-recourse borrowings
Property specific mortgages	8	$8,756	$6,045
Subsidiary borrowings	8	2,510	2,373
Corporate borrowings	9	1,620	1,675
Accounts payable and other liabilities	10	4,561	2,719
Capital securities	11	1,598	1,548
Non-controlling interests in net assets	12	1,984	1,780
Shareholders’ equity
Preferred equity	13	515	590
Common equity	14	4,514	3,277

		$26,058	$20,007

On behalf of the Board:

Robert J. Harding, FCA, Director	Jack M. Mintz, Director
60     Brookfield Asset Management   |   2005 Annual Report

Consolidated Statement of Income

YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2005	2004

			(Note 1)
Total revenues		$5,256	$3,899
Fees earned		282	199
Revenues less direct operating costs	16
Property		1,210	973
Power generation		469	268
Timberlands and infrastructure		64	26
Specialty funds		54	48

		1,797	1,315
Investment and other income		227	188
Disposition gains		49	123

		2,355	1,825
Expenses
Interest		881	608
Current income taxes	18	162	86
Asset management		184	126
Other operating costs		103	83
Non-controlling interests in net income before the following	17	386	360

		639	562
Other items
Equity accounted income from investments	19	219	332
Gains on disposition of Falconbridge	3	1,350	—
Depreciation and amortization		(374)	(251)
Future income taxes and other provisions	18	(324)	(260)
Non-controlling interests in the foregoing items	17	152	172

Net income		$1,662	$555

Net income per common share	14
Diluted		$6.12	$2.02
Basic		$6.27	$2.06

Consolidated Statement of Retained Earnings

YEARS ENDED DECEMBER 31
MILLIONS	Note	2005	2004

			(Note 1)
Retained earnings, beginning of year		$1,944	$1,669
Change in accounting policy	1	—	(110)
Net income		1,662	555
Shareholder distributions — Preferred equity	23	(35)	(24)
— Common equity	23	(155)	(136)
Amount paid in excess of the book value of common shares purchased for cancellation		(95)	(10)

Retained earnings, end of year		$3,321	$1,944

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Consolidated Statement of Cash Flows

YEARS ENDED DECEMBER 31
MILLIONS	Note	2005	2004

			(Note 1)
Operating activities
Net income		$1,662	$555
Adjusted for the following non-cash items
Depreciation and amortization		374	251
Future income taxes and other provisions		324	260
Gains on disposition of Falconbridge		(1,350)	—
Non-controlling interest in non-cash items	17	(152)	(172)
Excess of equity income over dividends received		(175)	(268)

		683	626
Special dividend from Norbord Inc.		42	48
Net change in non-cash working capital balances and other		105	198

		830	872

Financing activities
Corporate borrowings, net of repayments	22	(79)	97
Property specific mortgages, net of repayments	22	1,057	980
Other debt of subsidiaries, net of repayments	22	101	493
Capital provided by non-controlling interests in funds		263	—
Preferred equity redeemed		(76)	—
Preferred equity of subsidiaries issued		—	264
Common shares and equivalents repurchased, net of issuances	22	(141)	(12)
Common shares of subsidiaries repurchased, net of issuances		(187)	(33)
Special dividend distributed to minority shareholders		—	(140)
Undistributed non-controlling interests of cash flow		265	242
Shareholder distributions	23	(190)	(160)

		1,013	1,731

Investing activities
Investment in or sale of operating assets, net
Property	22	(1,004)	(341)
Power generation		(431)	(1,082)
Timber and infrastructure		(905)	(23)
Securities	22	(223)	(1,305)
Financial assets	22	(33)	74
Investments		1,277	96
Other property, plant and equipment		(160)	—
Dividends from Canary Wharf Group, plc		183	—

		(1,296)	(2,581)

Cash and cash equivalents
Increase		547	22
Balance, beginning of year		404	382

Balance, end of year		$951	$404

62      Brookfield Asset Management   |   2005 Annual Report

Notes to Consolidated Financial Statements
1. SUMMARY OF ACCOUNTING POLICIES
These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”).
(a) Basis of Presentation
All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. (formerly Brascan Corporation) and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) in which the company is considered to be the primary beneficiary (see Note 1(u)(i)).
The company accounts for its investments in Norbord Inc. (“Norbord”), Fraser Papers Inc. (“Fraser Papers”), Falconbridge Limited (“Falconbridge”) (formerly Noranda Inc.) and other investments over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. The company sold its investment in Falconbridge in 2005.
Certain comparative information has been restated due to the adoption of amendments to the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860, “Financial Instruments – Disclosure and Presentation” See Note 1(u)(ii).
(b) Acquisitions
The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired is allocated to the underlying tangible and intangible assets with the balance being allocated to goodwill. The allocated amounts are amortized over the estimated useful lives of the assets. The company periodically evaluates the carrying values of these amounts based on reviews of estimated future operating income and cash flows on an undiscounted basis, and any impairment is charged against income at that time. Goodwill arising on acquisitions is allocated to reporting units and tested at least annually for impairment. Significant acquisitions include the following:
During 2005, the company completed the acquisition of a 25% interest in O&Y Properties Corporation and O&Y Real Estate Investment Trust (collectively “O&Y”). The O&Y portfolio consists of 27 office buildings and one development site totalling 11.6 million square feet in Toronto, Calgary, Ottawa, Edmonton and Winnipeg.
During 2005, the company completed the acquisition of timberlands on the Canadian west coast for an aggregate purchase price of $935 million. The acquisition included approximately 600,000 acres of freehold timberlands and 35,000 acres of development lands for $805 million and $120 million, respectively. The company holds a 50% interest in these assets and the 50% ownership held by institutional investors is reflected in non-controlling interests in net assets. In connection with the timberland agreement, the company also acquired a direct interest in 3.6 million cubic metres of annual crown harvest rights, also with associated sawmills and remanufacturing facilities for approximately $200 million, including working capital.
During 2005 the company, along with a 50% partner, completed the acquisition of a 610 megawatt hydroelectric generating facility located in New England for approximately $98 million. The company also completed the acquisition of two hydroelectric generating stations representing 48 megawatts of capacity for $43 million. These facilities are located in Pennsylvania and Maryland.
During 2004, the company completed the acquisition of 71 hydroelectric power generating plants and one co-generation facility in upstate New York for approximately $881 million. These assets have a combined generating capacity of 674 megawatts.
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(c) Property
(i) Commercial properties
Commercial properties held for investment are carried at cost less accumulated depreciation. For operating properties and properties held for long-term investment, a write-down to estimated fair value is recognized when a property’s estimated undiscounted future cash flow is less than its carried value. The projections of future cash flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.
Depreciation on buildings is provided during the year ended December 31, 2005 on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.
Development properties consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.
EIC 140 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market leases and tenant relationship values, if any. These intangible costs are amortized over their respective lease terms.
(ii) Residential properties
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties.
Development land and infrastructure is recorded at cost unless impairment is identified requiring a write-down to estimated fair value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.
(d) Power Generation
Power generating facilities are recorded at cost, less accumulated depreciation. The carried values of facilities are tested for impairment when appropriate, based on an assessment of net recoverable amounts. A write-down to estimated fair value is recognized if a facility’s estimated undiscounted future cash flow is less than its carried value. The projections of the future cash flow take into account the operating plan for each facility and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.
Power generating facilities under development are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.
(e) Timber and Infrastructure
Timber and infrastructure assets are carried at cost, less accumulated depletion and depreciation. A write-down to estimated fair value is recognized if the estimated undiscounted future cash flow from the timber and infrastructure assets is less than their carried value. The projections of future cash flow take into account the operating plan for the timber and infrastructure assets and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate. Depreciation on infrastructure transmission and distribution facilities is provided at various rates on a straight-line basis over the estimated service lives of the assets, which is up to 40 years.
64 Brookfield Asset Management | 2005 Annual Report

(f) Investments, Securities and Loans and Notes Receivable
Investments in securities that are not an active component of the company’s asset management operations are classified as Financial Assets. Investments in securities that are deployed in the company’s operations are classified as Securities. Investments in securities that are accounted for under the equity method are classified as Investments.
Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and will reduce the carrying value, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio. Securities held within the company’s trading portfolios, which are designated as trading securities at the time of acquisition, are recorded at fair value and any valuation adjustments charged to income.
In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.
Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.
Provisions are established in instances where, in the opinion of management, the repayment of loans or the realization of the carrying values of portfolio securities or portfolio investments has been impaired.
(g) Inventory
Lumber and logs associated with the company’s sawmills acquired during the year are carried at the lower of average cost and net realizable value. Processing materials and supplies are valued at the lower of average cost and replacement cost.
(h) Revenue and Expense Recognition
(i) Commercial property operations
Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.
The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.
Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
(ii) Residential property operations
Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
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Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.
(iii) Power generation
Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.
(iv) Timberlands and infrastructure
Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.
Revenue from infrastructure assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at regulated rates when the electricity is delivered, and collectibility is reasonably assured.
(v) Securities and loans and notes receivable
Revenue from notes receivable, loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis.
(vi) Real estate services
Commissions from property brokerage are recognized at the time of the closing of the related real estate transaction.
(vii) Fee income
Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. If actual performance in a future period results in a decrease in the incentive fee below the amount previously accrued, then the reduction will be charged against income during the subsequent period.
(viii) Other
Gains on the exchange of assets which do not result from transactions of commercial substance are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold.
The net proceeds recorded under reinsurance contracts are accounted for as deposits when a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.
(i) Capitalized Costs
Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.
(j) Pension Benefits and Employee Future Benefits
The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.
(k) Derivative Financial Instruments
The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as hedge based on an expectation of off setting cash flows or fair value. Realized and unrealized gains and losses on foreign exchange forward contracts and currency swaps designated as hedges of currency risks are included in the cumulative translation adjustment account when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps
66      Brookfield Asset Management  |    2005 Annual Report

designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the term of the original hedging relationship.
Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in the period the changes occur. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2005 and 2004 are recorded in future income taxes and other provisions. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded as an adjustment to other operating costs, along with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment income and other. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.
(l) Income Taxes
The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.
(m) Reporting Currency and Foreign Currency Translation
The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.
The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.
Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.
(n) Stock-Based Compensation
The company and most of its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. home building subsidiary records the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how this plan operates. Under this method, vested options are revalued each reporting period, and any change in value is included in earnings.
(o) Carrying Value of Assets
The company assesses the carrying values of long-lived assets, when events necessitate a review, based on the net recoverable amounts determined on an undiscounted cash flow basis. If the carrying value of an asset exceeds its net recoverable amount, an impairment loss is recognized to the extent that the fair value is below the asset’s carrying value. Fair value is determined based on quoted market prices when available, otherwise on the discounted cash flows over the life of the asset.
(p) Asset Retirement Obligations, CICA Handbook Section 3110
Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.
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(q) Hedging Relationship, AcG 13
AcG 13 requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments,” effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting.
(r) Impairment of Long-lived Assets, CICA Handbook Section 3063
Section 3063 provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value.
(s) Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.
(t) Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturities less than 90 days.
(u) Changes in Accounting Policies
Effective January 1, 2005 the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Consolidation of variable interest entities, AcG 15
Effective January 1, 2005, the company adopted CICA Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” without restatement of prior periods. AcG 15 provides guidance for applying the principles in handbook section 1590, “Subsidiaries,” to those entities (defined as Variable Interest Entities (“VIEs”)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack voting control, an obligation to absorb expected losses, or the right to share expected residual returns. AcG 15 requires consolidation of VIEs by the primary beneficiary, which is defined as the party which has exposure to the majority of a VIEs expected losses and/or expected residual returns. There was no impact on common equity as a result of implementing the new guidelines.
As a result of AcG 15, the company commenced consolidating the accounts of Louisiana HydroElectric, in which the company holds a 75% residual equity interest. The following table shows the consolidated balances related to Louisiana HydroElectric as at December 31, 2005 and 2004.
68       Brookfield Asset Management   |   2005 Annual Report

	Book Value
	December 31	December 31, 2004
MILLIONS	2005	If Consolidated	Actual

Assets
Cash and financial assets	$3	$52	$—
Accounts receivables and other	545	608	—
Property, plant and equipment	458	474	244

	1,006	1,134	244

Liabilities
Property specific mortgages	684	636	—
Accounts payable and other liabilities	43	210	—
Non-controlling interests of others in assets	37	44	—

Net assets	$242	$244	$244

	Year Ended
	December 31	December 31, 2004
MILLIONS	2005	If Consolidated	Actual

Revenue less direct operating expenses
Power generation	$112	$135	$26
Expenses
Property specific mortgages	95	88	—
Non-controlling interests of net income before the following	6	12	—

	11	35	26
Depreciation, amortization and non-cash taxes	(18)	(13)	—
Non-controlling interests in the foregoing items	5	4	—

Net income (loss)	$(2)	$26	$26

(ii) Liabilities and Equity, CICA Handbook Section 3860
Effective January 1, 2005, the company adopted the amendment to CICA Handbook Section 3860, “Financial Instruments: Disclosure and Presentation” with retroactive restatement of prior periods. The amendment requires certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. Accordingly, certain of the company’s preferred shares and securities that were previously included in equity were reclassified as liabilities under the caption “Capital Securities,” and the dividends paid on these preferred shares were reclassified as interest expense. As a result of the reclassification, preferred equity shares have been translated into U.S. dollars at period-end rates whereas they were previously translated at historical rates of exchange and the resultant impact of changes in the foreign exchange rates have been recorded in income on a retroactive basis. Similar reclassifications were adopted for the preferred equity securities issued by the company’s subsidiaries. The retroactive adoption of this amendment resulted in a cumulative adjustment to opening retained earnings at January 1, 2004 of $110 million representing the sum of the capital securities issue costs, net of amortization, and the cumulative impact to that date of changes in the U.S. dollar equivalent of Canadian denominated capital securities. Net income attributable to common shares for the year ended December 31, 2004 was reduced by $93 million reflecting the foregoing items.
(v) Future Accounting Policy Changes
The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time.
On January 27, 2005, the CICA issued the following three new accounting standards: Handbook Section 1530, “Comprehensive Income,” Handbook Section 3855, “Financial Instruments – Recognition and Measurement,” and Handbook Section 3865, “Hedges.” These standards will take effect on January 1, 2007.
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(i) Comprehensive Income, CICA Handbook Section 1530
As a result of adopting this standard, a new category, Accumulated Other Comprehensive Income, will be added to Shareholders’ Equity on the Consolidated Balance Sheets. Major components for this category will include: unrealized gains and losses on financial assets classified as available-for-sale; unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations; and changes in the fair value of the effective portion of cash flow hedging instruments.
(ii) Financial Instruments — Recognition and Measurement, CICA Handbook Section 3855
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and Receivables; Held-for-trading; or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in Other Comprehensive Income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
(iii) Hedges, CICA Handbook Section 3865
This new standard now specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges on a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk which are recognized in Net Income and are offset by changes in the fair value of the derivative to the extent that the hedging relationship is effective, which are also recognized in Net Income. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other Comprehensive Income. The ineffective portion will be recognized in Net Income. The amounts recognized in Accumulated Other Comprehensive Income will be recorded in or recognized as Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other Comprehensive Income, whereas they are currently recognized in the company’s Cumulative Translation Account.
(iv) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances.
(v) Conditional Asset Retirement Obligations, Emerging Issues Committee Abstract 159
In December 2005, the Emerging Issues Committee issued Abstract No. 159 “Conditional Asset Retirement Obligations” (“EIC 159”). This EIC requires an entity to recognize the fair value of a legal obligation to perform asset retirement activities, even though the timing and/or method of settlement may be uncertain.
(w) Comparative Figures
Certain of the prior year’s figures have been reclassified to conform with the 2005 presentation.
2. FINANCIAL ASSETS

MILLIONS	2005	2004

Government bonds	$59	$42
Corporate bonds	916	687
Asset backed securities	69	—
Preferred shares	629	351
Common shares	498	140

Total	$2,171	$1,220

70      Brookfield Asset Management   |   2005 Annual Report

Financial assets represent financial resources which are currently not an active component of the company’s asset management operations (see Note 6). The fair value of financial assets as at December 31, 2005 was $2,162 million (2004 – $1,255 million). The portfolio includes $1,517 million (2004 – $344 million) fixed rate securities with an average yield of 5.7% (2004 – 4.0%) and $41 million (2004 – $335 million) of securities of affiliates, principally equity accounted investees. Revenue earned during the year from securities of affiliates amounted to $18 million (2004 – $17 million).
3. INVESTMENTS
Equity accounted investments include the following:

	Number of Shares		% of Investment		Book Values
MILLIONS	2005	2004	2005	2004	2005	2004

Norbord Inc.	53.8	53.8	37%	36%	$199	$177
Fraser Papers Inc.	13.4	12.8	46%	42%	197	204
Falconbridge Inc.	—	122.6	—	42%	—	1,344
Other					199	219

Total					$595	$1,944

During the second quarter of 2005 there was a substantial reorganization of Falconbridge which involved the repurchase by Falconbridge (formerly Noranda) of approximately 64 million common shares in exchange for $1.25 billion of preferred shares and the subsequent issuance of 132.8 million shares to minority shareholders of Falconbridge to effect the privatization. As a result, Brookfield received $950 million retractable preferred shares in exchange for 48 million common shares and the company’s common share interest in Falconbridge decreased to 20% from 42%. The company subsequently sold 73 million common shares, or substantially all of its remaining 20% ownership for proceeds of $1.7 billion, consisting of $1.3 billion cash and a $375 million convertible debenture. These transactions resulted in an aggregate pre-tax gain of $1,350 million. Falconbridge redeemed $380 million of the $950 million retractable preferred shares previously received by the company as part of the exchange. The company’s remaining investment in these preferred shares is included in Financial Assets as at December 31, 2005.
4. ACCOUNTS RECEIVABLE AND OTHER

MILLIONS	Note	2005	2004

Accounts receivable	(a)	$1,709	$1,187
Prepaid expenses and other assets	(b)	1,541	263
Restricted cash	(c)	651	29
Inventory		247	16
Future income tax assets	10(c)	—	56

Total		$4,148	$1,551

(a) Accounts Receivable

MILLIONS	2005	2004

Property	$865	$733
Power generation	345	156
Timberlands and infrastructure	28	13
Other	471	285

Total	$1,709	$1,187

Included in accounts receivable are executive share ownership plan loans receivable from executives of the company and consolidated subsidiaries of $19 million (C$22 million) (2004 – $31 million (C$38 million)). No loans have been made since July 2002.
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(b) Prepaid Expenses and Other Assets

MILLIONS	2005	2004

Property	$504	$180
Power generation	566	44
Timberlands and infrastructure	7	14
Other	464	25

Total	$1,541	$263

Prepaid expenses and other assets includes $125 million (2004 – $70 million) of intangible assets related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties. The consolidation of Louisiana HydroElectric included $470 million (2004 – $nil), representing levelized receivables arising from straight-line revenue recognition for a contract which expires in 2031.
Included in prepaid expenses and other assets is $92 million (2004 – $93 million) of goodwill principally arising from the privatization of the company’s funds management subsidiary during 2002 and $22 million (2004 – $62 million) of goodwill and other intangibles associated with Brookfield’s business services investments including contracts and intellectual property. In addition, the company added $40 million of goodwill and other intangibles associated with the acquisition of its asset management operations in New York during 2005.
(c) Restricted Cash

MILLIONS	2005	2004

Property	$355	$29
Power generation	83	—
Other	213	—

	$651	$29

Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.
5. PROPERTY, PLANT AND EQUIPMENT

MILLIONS	Note	2005	2004

Property	(a)	$10,874	$8,908
Power generation	(b)	3,568	2,951
Timberlands and infrastructure	(c)	1,018	184
Other plant and equipment	(d)	316	188

Total		$15,776	$12,231

(a) Property

MILLIONS	Note	2005	2004

Commercial properties	(i)	$8,688	$7,089
Residential properties	(ii)	1,205	818
Development properties	(iii)	942	950
Property services		39	51

Total		$10,874	$8,908

(i) Commercial Properties

MILLIONS	2005	2004

Commercial properties	$9,485	$7,740
Less: accumulated depreciation	797	651

Total	$8,688	$7,089

72      Brookfield Asset Management   |   2005 Annual Report

Commercial properties carried at a net book value of approximately $3,545 million (2004 – $2,400 million) are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million (2004 – $22 million) annually for the next five years and $959 million (2004 – $973 million) in total on an undiscounted basis.
Construction costs of $18 million (2004 – $15 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2005.
(ii) Residential Properties
Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.
(iii) Development Properties

MILLIONS	2005	2004

Commercial development properties	$452	$603
Residential lots – owned	264	263
– optioned	62	45
Rural development properties	164	39

Total	$942	$950

Development properties include commercial development land and density rights, residential land owned and under option and rural lands held for future development in agricultural or residential purposes.
During 2005, the company capitalized construction and related costs of $17 million (2004 – $26 million) and interest costs of $15 million (2004 – $14 million) to its commercial development sites, and interest costs of $38 million (2004 – $32 million) to its residential land operations.
The company acquired 35,000 acres of rural development properties during 2005 at a cost of $120 million as further described in Note 5(c).
(b) Power Generation

MILLIONS	2005	2004

Hydroelectric power facilities	$3,830	$2,730
Cogeneration facilities	212	239

	4,042	2,969
Less: accumulated depreciation	582	314

	3,460	2,655
Investment in Louisiana HydroElectric Power	—	244
Generating facilities under development	108	52

Total	$3,568	$2,951

Generation assets includes the cost of the company’s approximately 130 hydroelectric generating stations and two gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2006 to 2044.
During 2005 the company, along with a 50% partner, completed the acquisition of a 610 megawatt hydroelectric generating pump storage facility and related assets located in New England for cash totalling $98 million. The company also completed the acquisition of two hydroelectric generating stations located in Pennsylvania and Maryland with total capacity of 48 megawatts for cash totalling $43 million which was allocated to hydroelectric power facilities.
During 2004, the company completed the acquisition of 71 hydroelectric power generating plants and one cogeneration facility in upstate New York from Reliant Energy for $881 million. These facilities have a combined generating capacity of 674 megawatts.
Effective January 1, 2005, the company consolidated its investment in Louisiana HydroElectric as described in Note 1(u)(i).
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(c) Timberlands and Infrastructure

MILLIONS	2005	2004

Timberlands	$888	$87
Infrastructure	130	97

Total	$1,018	$184

During 2005, the company completed the acquisition of timberlands on the Canadian west coast for an aggregate purchase price of $775 million. The acquisition included approximately 600,000 acres of freehold timberlands and 35,000 acres of rural development lands for $655 million and $120 million, respectively. The company holds a 50% interest in these assets and the 50% ownership held by institutional investors is reflected in non-controlling interests in net assets.
The company’s infrastructure assets are comprised of power transmission and distribution networks which are operated under a regulated rate base arrangement that is applied to the company’s invested capital.
(d) Other Plant and Equipment
Other plant and equipment includes capital assets of $316 million (2004 – $188 million) associated primarily with the company’s two private forest products companies, Cascadia and Katahdin Paper. The Cascadia acquisition was completed during 2005 and included 3.6 million cubic metres of annual crown harvest rights, sawmills and remanufacturing facilities.
6. SECURITIES

MILLIONS	2005	2004

Government bonds	$930	$684
Corporate bonds	480	170
Asset backed securities	195	142
Common shares	197	311
Canary Wharf Group common shares	267	450

Total	$2,069	$1,757

Securities represent holdings that are actively deployed in the company’s financial operations and include $1,570 million (2004 – $917 million) owned through the company’s Insurance operations, as described in Note 15(g).
The securities are carried at the lower of cost and their net realizable value. The fair value of securities at December 31, 2005 was $2,220 million (2004 – $1,895 million). During 2005, the company received dividends of $183 million from Canary Wharf Group (2004 – $nil) which were accounted for as a return of investment.
Corporate bonds include fixed rate securities totalling $284 million (2004 – $172 million) with an average yield of 5.5% (2004 – 6.5%) and an average maturity of approximately five years. Government bonds and asset backed securities include predominantly fixed rate securities.
7. LOANS AND NOTES RECEIVABLE
Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.
The fair value of the company’s loans and notes receivable at December 31, 2005 and 2004 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.
The loan portfolio matures over the next three years, with an average maturity of approximately one year and includes fixed rate loans totalling $39 million (2004 – $67 million) with an average yield of 5.8% (2004 – 6.5%).
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8. NON-RECOURSE BORROWINGS
(a) Property Specific Mortgages

MILLIONS	2005	2004

Commercial and residential properties	$5,881	$4,534
Power generation	2,365	1,411
Timberlands and infrastructure	510	100

Total	$8,756	$6,045

Property specific mortgages include $2,247 million (2004 – $1,786 million) repayable in Canadian dollars equivalent to C$2,606 million (2004 – C$2,143 million), $194 million (2004 – $113 million) in Brazilian reais equivalent to R$454 million (2004 – R$301 million) and $404 million (2004 – $nil) in British pounds equivalent to £234 million (2004 – £nil). The weighted average interest rate at December 31, 2005 was 6.9% (2004 – 6.4%).
Principal repayments on property specific mortgages due over the next five years and thereafter are as follows:

			Timberlands &
MILLIONS	Commercial Properties	Power Generation	Infrastructure	Annual Repayments

2006	$284	$30	$—	$314
2007	674	29	—	703
2008	358	27	—	385
2009	841	83	—	924
2010	343	12	—	355
Thereafter	3,381	2,184	510	6,075

Total	$5,881	$2,365	$510	$8,756

(b) Subsidiary Borrowings

MILLIONS	2005	2004

Residential properties	$1,137	$814
Power generation	474	617
Timberlands and infrastructure	37	37
Other	862	905

Total	$2,510	$2,373

Subsidiary borrowings include $805 million (2004 – $883 million) repayable in Canadian dollars equivalent to C$934 million (2004 – C$1,059 million) and $13 million (2004 – $14 million) in Brazilian reais equivalent to R$30 million (2004 – R$38 million). The weighted average interest rate at December 31, 2005 was 6.9% (2004 – 6.8%).
Residential properties debt represents amounts drawn under construction financing facilities which are typically established on a project by project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single family homes and condominiums and redrawn to finance the construction of new homes.
Subsidiary borrowings include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $434 million (2004 – $393 million) of subsidiary obligations relating to the company’s international operations subject to credit rating provisions, which are supported by corporate guarantees.
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Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

	Residential	Power	Timberlands &
MILLIONS	Properties	Generation	Infrastructure	Other	Total

2006	$701	$86	$2	$192	$981
2007	384	—	—	11	395
2008	41	—	1	47	89
2009	9	388	1	6	404
2010	2	—	2	—	4
Thereafter	—	—	31	606	637

Total	$1,137	$474	$37	$862	$2,510

The fair value of property specific mortgages and subsidiary borrowings exceeds the company’s carrying values by $284 million (2004 – $205 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.
9. CORPORATE BORROWINGS

MILLIONS	Market	Maturity	Annual Rate	Currency	2005	2004

Term debt	Public – Canadian	October 5, 2005	7.35%	C$	$—	$104
	Public – Canadian	December 1, 2006	8.35%	C$	108	104
	Public – Canadian	June 1, 2007	7.25%	C$	108	105
	Public – U.S.	December 12, 2008	8.13%	US$	300	300
	Public – U.S.	March 1, 2010	5.75%	US$	200	200
	Public – U.S.	June 15, 2012	7.13%	US$	350	350
	Private – Canadian	July 16, 2021	5.50%	C$	43	—
	Public – U.S.	March 1, 2033	7.38%	US$	250	250
	Public – Canadian	June 14, 2035	5.95%	C$	258	—
	Private – Canadian	Various		C$	3	13
Commercial paper and bank borrowings		Various	BA-based	C$ / US$	—	249

Total					$1,620	$1,675

Term debt borrowings have a weighted average interest rate of 7.1% (2004 – 7.3%), and include $520 million (2004 – $326 million) repayable in Canadian dollars equivalent to C$603 million (2004 – C$390 million).
Commercial paper and bank borrowings is principally commercial paper issued by the company. Commercial paper obligations are backed by the company’s bank credit facilities, which are in the form of a four year revolving term facility. These borrowings are at floating rates and had a weighted average interest rate of 2.5% as at December 31, 2004.
During 2005, the company issued C$300 million of 5.95% publicly traded term debt due June 2035, and C$50 million of privately held term debt due July 2021, secured by coal royalty assets held by the company.
Principal repayments on corporate borrowings due over the next five years and thereafter are as follows:

MILLIONS	Annual Repayments

2006	$110
2007	108
2008	300
2009	—
2010	200
Thereafter	902

Total	$1,620

76      Brookfield Asset Management    |    2005 Annual Report

The fair value of corporate borrowings at December 31, 2005 exceeds the company’s carrying values by $113 million (2004 – $167 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.
10. ACCOUNTS PAYABLE AND OTHER LIABILITIES

MILLIONS	Note	2005	2004

Accounts payable	(a)	$2,707	$1,749
Other liabilities	(b)	1,629	970
Future income tax liability	(c)	14	—
Exchangeable debentures	(d)	211	—

Total		$4,561	$2,719

(a) Accounts Payable

MILLIONS	2005	2004

Property	$708	$578
Power generation	208	100
Timberlands and infrastructure	30	—
Specialty funds	30	—
Insurance deposits, claims and other	1,376	717
Other	355	354

Total	$2,707	$1,749

(b) Other Liabilities
Other liabilities include the fair value of the company’s obligations to deliver securities it did not own at the time of sale and obligations pursuant to financial instruments recorded as liabilities. Levelized interest expense balances related to the consolidation of Louisiana HydroElectric during the year are also included in other liabilities.
(c) Future Income Tax Liabilities / Assets

MILLIONS	2005	2004

Tax assets related to operating and capital losses	$(910)	$(941)
Tax liabilities related to differences between tax and book base	924	885

Future income tax liability	$14	$(56)

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $694 million (2004 – $739 million) that relate to non-capital losses which expire over the next seven to ten years, and $72 million (2004 – $52 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $144 million (2004 – $150 million) that relate to net operating losses which expire over the next 16 years. The amount of non-capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $456 million (2004 – $400 million). The tax liabilities represent the cumulative amount of tax payable on the differences between the book values and tax values of the company’s assets and liabilities at the rates expected to be effective at the time differences are anticipated to reverse.
(d) Exchangeable Debentures
A subsidiary of the company issued debentures that are exchangeable for and secured by 20 million common shares of Norbord and mature on September 30, 2029. The carrying value of the debentures is adjusted to reflect the market value of the underlying Norbord shares, which at December 31, 2005 was $211 million, and any change in value is recorded in income. While the company was required to deconsolidate the subsidiary that holds the exchangeable debenture under variable interest accounting, and presents its obligation as a secured demand loan in accounts payable, the underlying obligation remains that of the exchangeable debenture.
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11. CAPITAL SECURITIES
The company has the following capital securities outstanding:

MILLIONS	Note	2005	2004

Corporate preferred shares and preferred securities	(a)	$669	$647
Subsidiary preferred shares	(b)	929	901

Total		$1,598	$1,548

(a) Corporate Preferred Shares and Preferred Securities

	Shares		Cumulative
	Outstanding	Description	Distribution Rate	Currency	2005	2004
					(MILLIONS)
Class A Preferred Shares	10,000,000	Series 10	5.75%	C$	$215	$209
	4,032,401	Series 11	5.50%	C$	87	84
	7,000,000	Series 12	5.40%	C$	151	146

Preferred Securities	5,000,000	due 2050	8.35%	C$	108	104
	5,000,000	due 2051	8.30%	C$	108	104

Total					$669	$647

Subject to the Toronto Stock Exchange, the Series 10, 11 and 12 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
Class A Preferred Shares	Redemption Date	Conversion Option	Conversion Option

Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash or the delivery to a trustee for sale of sufficient preferred shares or common shares of the company.
(b) Subsidiary Preferred Shares

	Shares		Cumulative
	Outstanding	Description	Dividend Rate	Currency	2005	2004
					(MILLIONS)
Class AAA Preferred Shares	8,000,000	Series F	6.00%	C$	$172	$167
	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	173	167
	8,000,000	Series I	5.20%	C$	172	167
	8,000,000	Series J	5.00%	C$	172	166
	6,000,000	Series K	5.20%	C$	130	124

Total					$929	$901

78      Brookfield Asset Management    |    2005 Annual Report

During 2004, the company’s real estate operations issued 8,000,000 Class AAA, Series J preferred shares and 6,000,000 Class AAA, Series K preferred shares for total cash proceeds of C$350 million.

	Earliest Permitted	Company’s	Holder’s
Class AAA Preferred Shares	Redemption Date	Conversion Option	Conversion Option

Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

12. NON-CONTROLLING INTERESTS IN NET ASSETS
Non-controlling interests represent the common and preferred equity in consolidated entities that is owned by other shareholders.

MILLIONS	2005	2004

Common equity
Property operations	$1,196	$1,226
Power generation	213	194
Timberlands and infrastructure	257	—
Other	143	110

	1,809	1,530
Preferred equity	175	250

Total	$1,984	$1,780

13. PREFERRED EQUITY
The following Class A preferred shares are issued and outstanding:

				Issued and Outstanding
	Rate		Term	2005	2004	2005	2004
						(MILLIONS)
Class A Preferred Shares
Series 2	70% P		Perpetual	10,465,100	10,465,100	$169	$169
Series 3[1]	B.A. + 40 b.p.		Perpetual	—	1,171	—	75
Series 4	70% P/8.5%		Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P		Perpetual	1,049,792	1,049,792	17	17
Series 9	5.63%		Perpetual	2,950,208	2,950,208	47	47
Series 13	70% P		Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.	[2]	Perpetual	2,000,000	2,000,000	42	42

						$515	$590

1	Redeemed November 8, 2005

2	Rate determined in a quarterly auction

P – Prime Rate B.A. – Banker’s Acceptance Rate b.p. – Basis Points
The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share, except the Class A, Series 3 preferred shares which had a par value of C$100,000 per share.
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During 2005, the company redeemed all of the outstanding Class A, Series 3 preferred shares.
On December 31, 2004, the company issued 9,297,700 Series 13 preferred shares and 2,000,000 Series 15 preferred shares as a result of the amalgamation of the company and its wholly-owned funds management subsidiary.
14. COMMON EQUITY
The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.
The company’s common shareholders’ equity is comprised of the following:

MILLIONS	Rate		Maturity	2005	2004

Convertible Notes
Series I1	B.A. + 40 b.p.	[2]	2085	$ —	$ 9
Series II1	3.9%[3]		2088	—	2

				—	11
Class A and B common shares				1,199	1,226
Retained earnings				3,321	1,944
Cumulative translation adjustment				(6)	96

Common equity				$ 4,514	$ 3,277

NUMBER OF SHARES
Class A common shares				257,502,448	258,620,702
Class B common shares				85,120	85,120

				257,587,568	258,705,822
Unexercised options				12,612,987	12,181,392
Reserved for conversion of subordinated notes				—	824,927

Total diluted common shares				270,200,555	271,712,141

1	Fully converted and redeemed in 2005

2	Rate determined in a semi-annual auction, maximum 10%

3	Rate determined as 120% of the current common share dividend

B.A. – Banker’s Acceptance Rate b.p. – Basis Points
(a) Convertible Notes
The Convertible Notes were subordinate to the company’s senior debt and the company could, at its option, pay principal and interest due on the notes in Class A common shares of the company.
The Series I and II Convertible Notes which were not otherwise converted were redeemed in 2005.
(b) Class A and Class B Common Shares
The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.
80      Brookfield Asset Management    |    2005 Annual Report

During 2005 and 2004, the number of issued and outstanding common shares changed as follows:

MILLIONS	2005	2004

Outstanding at beginning of year	258,705,822	256,120,610
Issued (repurchased):
Dividend reinvestment plan	48,356	72,539
Management share option plan	1,542,880	382,430
Conversion of debentures and other	1,269,122	2,967,334
Fractional shares cancelled in relation to stock split	—	(12,186)
Issuer bid purchases	(3,978,612)	(824,905)

Outstanding at end of year	257,587,568	258,705,822

In 2005, under substantial and normal course issuer bids, the company repurchased 3,978,612 (2004 – 824,905) Class A common shares at a cost of $162 million (2004 – $19 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $21 million (2004 – $6 million).
(c) Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

MILLIONS	2005	2004

Net income	$1,662	$555
Convertible note interest	—	(1)
Preferred share dividends	(35)	(24)

Net income available for common shareholders	$1,627	$530

Weighted average outstanding common shares	259.6	257.6
Dilutive effect of the conversion of notes and options using treasury stock method	6.4	6.1

Common shares and common share equivalents	266.0	263.7

The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
(d) Stock-Based Compensation
Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2005, the company granted 2,694,150 (2004 – 1,527,545) options with an average exercise price of C$46.25 (2004 – C$30.07) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2004 – 7.5 year), 12% volatility (2004 – 12%), a weighted average expected dividend yield of 1.5% (2004 – 2.3%) annually and an interest rate of 3.9% (2004 – 4.0%). The cost of $13 million (2004 – $5 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.
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The changes in the number of options during 2005 and 2004 were as follows:

	2005			2004
		Weighted			Weighted
	Number of	Average		Number of	Average
	Options	Exercise		Options	Exercise
	(000’S)	Price		(000’S)	Price

Outstanding at beginning of year	12,181	C$	18.70	11,363	C$	16.94
Granted	2,694		46.25	1,527		30.07
Exercised	(1,543)		15.28	(382)		15.13
Cancelled	(236)		26.84	(327)		14.95
Converted	(483)		13.33	—		—

Outstanding at end of year	12,613	C$	25.05	12,181	C$	18.70

Exercisable at end of year	6,793			7,069

At December 31, 2005, the following options to purchase Class A common shares were outstanding :

		Weighted	Number
Number Outstanding		Average	Exercisable
(000’S)	Exercise Price	Remaining Life	(000’S)

1,285	C$8.80 – C$12.80	3.8 yrs.	1,285
2,710	C$12.87 – C$19.27	4.4 yrs.	2,135
4,512	C$19.60 – C$27.64	4.9 yrs.	3,085
1,462	C$30.07 – C$37.42	8.1 yrs.	288
2,644	C$45.94 – C$54.68	9.2 yrs.	—

12,613			6,793

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, qualifying officers and directors may choose to receive all or a percentage of their annual incentive bonus or directors fees in the form of Deferred Share Units (“DSUs”) and Restricted Share Appreciation Units (“RSAUs”). The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to match its exposure to the change in share prices in respect of vested DSUs and RSAUs, although its operating subsidiaries do not. The value of the vested and unvested DSUs and RSAUs as at December 31, 2005 was $189 million (2004 – $87 million), which is partially offset by the receivable in respect of hedging arrangements.
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2005, including those of operating subsidiaries, totalled $66 million (2004 – $39 million), net of the impact of hedging arrangements.
15. RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS
The company and its subsidiaries use selectively derivative financial instruments principally to manage risk.
Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize counterparty credit risk through collateral and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads.
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The company endeavours to maintain a matched book of currencies and interest rates. However, unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.
The notional amount of the company’s derivative positions at the end of 2005 and 2004 are as follows:

MILLIONS	Note	Units	2005	2004

Foreign exchange	(a)	US$	$1,450	$5,369
Interest rates	(b)	US$	1,240	2,079
Credit default swaps	(c)	US$	797	—
Equity derivatives	(d)	US$	604	106
Commodity instruments (energy)	(e)	GWh	6.7	5.5

(a) Foreign Exchange
At December 31, 2005, the company held foreign exchange contracts with a notional amount of $1,113 million (2004 – $2,911 million) at an average exchange rate of $1.280 (2004 – $1.270) to manage its Canadian dollar exposure. At December 31, 2005, the company held foreign exchange contracts with a notional amount of $337 million (2004 – $574 million) at an average exchange rate of $1.784 (2004 – $1.904) to manage its British pounds exposure. All of the foreign exchange contracts at December 31, 2005 had a maturity of less than two years.
At December 31, 2004, the company’s Canadian dollar functional subsidiaries held U.S. dollar foreign exchange contracts with a notional amount of $1,884 million at an average exchange rate of $1.249. All foreign exchange contracts held by the company in 2005 and 2004 were carried in the company’s accounts at market value. No such contracts were held by the company’s Canadian dollar functional subsidiaries as at December 31, 2005.
Included in 2005 income are net gains on foreign currency amounting to $76 million (2004 – losses of $3 million) and included in the cumulative translation adjustment account are gains net of taxes in respect of foreign currency contracts entered into for hedging purposes amounting to $11 million (2004 – losses of $154 million), which offset translation gains on the underlying net assets.
(b) Interest Rates
At December 31, 2005, the company also held interest rate swap contracts having a notional amount of $840 million (2004 – $1,300 million) with a replacement value in excess of that recorded in the company’s accounts of $13 million (2004 – $32 million). These contracts expire over a 10-year period.
At December 31, 2005, the company’s subsidiaries held interest rate swap contracts having a notional amount of $400 million (2004 – $779 million). These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $nil (2004 – $5 million), and contracts with a replacement value in excess of that recorded in the company’s accounts of $nil (2004 – $5 million).
(c) Credit Default Swaps
As at December 31, 2005, the company was counterparty to credit default swaps with an aggregate notional amount of $797 million 2004 – $nil). Credit default swaps are over-the-counter contracts which are designed to compensate the purchaser for any deterioration in value of an underlying reference asset upon the occurrence of predetermined credit events. The company is entitled to receive payment in the event of a predetermined credit event for up to $775 million of the notional amount and could be required to make payment in respect of $22 million of the notional amount.
(d) Equity Derivatives
At December 31, 2005, the company held equity derivatives with a notional amount of $604 million (2004 – $106 million) recorded in the balance sheet at an amount equal to replacement value. Approximately one-half of the notional amount represents a hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s capital markets investment activities. The replacement values of these instruments were reflected in the company’s consolidated financial statements at year end.
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(e) Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. The company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. As at December 31, 2005, the energy derivative contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $88 million (2004 – $70 million), as well as contracts with a replacement value below that recorded in the company’s accounts of $32 million (2004 – in excess of that recorded in the company’s accounts of $63 million), which represents a net payable to the company of $120 million (2004 – $7 million).
(f) Commitments, Guarantees and Contingencies
The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.
In the normal course of business, the company and its subsidiaries enter into financing commitments. At the end of 2005, the company and its subsidiaries had $737 million (2004 – $445 million) of such commitments outstanding. The company maintains credit facilities and other financial assets to fund these commitments.
The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.
The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.
The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
(g) Insurance
The company conducts insurance operations as part of its asset management activities and accounts for the assets and liabilities associated with such contracts as deposits. As at December 31, 2005, the company held insurances assets of $445 million (2004 – $532 million) which were offset in each year by an equal amount of reserves and other liabilities. Net underwriting income earned on reinsurance operations was $3 million (2004 – $15 million) representing $550 million (2004 – $637 million) of premium and other revenues offset by $547 million (2004 – $622 million) of reserves and other expenses.
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MILLIONS	2005	2004

Assets
Cash and equivalents	$92	$58
Restricted cash	146	95
Securities	1,570	917
Loans and notes receivable	48	21
Accounts receivable and other	171	131

	$2,027	$1,222

Liabilities
Accounts payable
Deposit liabilities	$848	$483
Claims and other	528	234
Borrowings	57	10
Non-controlling interests	99	100

Net Assets	$495	$395

16. REVENUES LESS DIRECT OPERATING COSTS
Direct operating costs include all attributable expenses except interest, depreciation and amortization, non-controlling interest in income and tax expenses. The details are as follows:

	2005			2004
MILLIONS	Revenue	Expenses	Net	Revenue	Expenses	Net

Property operations	$3,161	$1,951	$1,210	$2,687	$1,714	$973
Power generation	800	331	469	469	201	268
Timberlands and infrastructure	170	106	64	99	73	26
Specialty funds	58	4	54	58	10	48
Investment and other income	785	558	227	387	199	188

	$4,974	$2,950	$2,024	$3,700	$2,197	$1,503

17. NON-CONTROLLING INTERESTS
Non-controlling interests of others is segregated into the share of income before certain items and their share of those items, which include depreciation and amortization and taxes and other provisions attributable to the non-controlling interest.

MILLIONS	2005	2004

Distributed as recurring dividends
Preferred	$12	$15
Common	109	73
Undistributed	113	100

Non-controlling interests expense	$234	$188

Non-controlling interests share of income prior to the following	$386	$360
Non-controlling interests share of depreciation and amortization, and future income taxes and other provisions	(152)	(172)

Non-controlling interests expense	$234	$188

During 2004, the company’s residential home building subsidiary paid a special dividend of $140 million to the holders of non-controlling interests in addition to recurring dividends as noted above.
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18. FUTURE INCOME TAXES AND OTHER PROVISIONS
The following table reflects the company’s effective tax rate at December 31, 2005 and 2004:

	2005	2004

Statutory income tax rate	37%	37%
Increase (reduction) in rate resulting from
Dividends subject to tax prior to receipt by the company	(1)	(1)
Portion of gains not subject to tax	(11)	—
Equity accounted earnings that have been tax effected by the investees	(2)	(14)
Other	(1)	1

Effective income tax rate	22%	23%

Future income taxes and other provisions include the following:

YEARS ENDED DECEMBER 31 (MILLIONS)	2005	2004

Future income taxes	$285	$151
Revaluation (gains) losses
Interest rate contracts	16	—
Norbord exchangeable debentures	10	(6)
Intangible assets	33	—
Foreign exchange on capital securities	—	113
Tax effect of revaluation gains and losses	(20)	2

	$324	$260

19. EQUITY ACCOUNTED INCOME
Equity accounted income (loss) includes the following:

MILLIONS	2005	2004

Falconbridge	$145	$205
Norbord	87	135
Fraser Papers	(13)	(8)

Total	$219	$332

20. JOINT VENTURES
The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s accounts.

MILLIONS	2005	2004

Assets	$2,947	$2,419
Liabilities	1,857	1,456

Operating revenues	573	501
Operating expenses	279	233
Net income	109	116

Cash flows from operating activities	157	163
Cash flows from investing activities	(136)	23
Cash flows from financing activities	(76)	(5)

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21. POST-EMPLOYMENT BENEFITS
The company offers pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plan expense for 2005 was $4 million (2004 – $3 million). The discount rate used was 5% (2004 – 6%) with an increase in the rate of compensation of 4% (2004 – 4%) and an investment rate of 7% (2004 – 7%).

MILLIONS	2005	2004

Plan assets	$65	$57
Less: Accrued benefit obligation
Defined benefit pension plan	(86)	(71)
Other post unemployment benefits	(19)	(15)

Net liability	(40)	(29)
Less: Unamortized transitional obligations and net actuarial losses	23	11

Accrued benefit liability	$(17)	$(18)

22. SUPPLEMENTAL CASH FLOW INFORMATION

MILLIONS	2005	2004

Corporate borrowings
Issuances	$283	$207
Repayments	(362)	(110)

Net	$(79)	$97

Property specific mortgages
Issuances	$1,190	$1,192
Repayments	(133)	(212)

Net	$1,057	$980

Other debt of subsidiaries
Issuances	$467	$726
Repayments	(366)	(233)

Net	$101	$493

Common shares
Issuances	$21	$7
Repurchases	(162)	(19)

Net	$(141)	$(12)

Property
Proceeds of dispositions	$159	$222
Investments	(1,163)	(563)

Net	$(1,004)	$(341)

Securities
Securities sold	$36	$345
Securities purchased	(469)	(617)
Loans collected	291	108
Loans advanced	(81)	(1,141)

Net	$(223)	$(1,305)

Financial assets
Securities sold	$649	$241
Securities purchased	(682)	(167)

Net	$(33)	$74

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Cash taxes paid were $172 million (2004 – $93 million) and are included in current income taxes. Cash interest paid totalled $867 million (2004 – $613 million). Capital expenditures in the company’s power generating operations were $35 million (2004 – $35 million), and in property operations, were $40 million (2004 – $40 million).
23. SHAREHOLDER DISTRIBUTIONS

MILLIONS	2005	2004

Preferred equity	$35	$24

Common equity
Common share dividends	155	135
Convertible note interest	—	1

	155	136

Total	$190	$160

24. DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
The effects of the significant accounting differences between Canadian GAAP and U.S. GAAP on the company’s balance sheet and statement of income, retained earnings and cash flow for the years then ended are quantified and described in this note.
(a) Income Statement Differences
The significant differences in accounting principles between the company’s income statement and those prepared under U.S. GAAP are summarized in the following table:

MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2005	2004
		(restated - Note x)
Net income as reported under Canadian GAAP		$1,662	$555
Adjustments
Increase (reduction) of equity accounted income	(i)	4	(13)
Change in deferred income taxes	(ii)	(37)	10
Convertible note distributions	(iii)	—	(1)
Conversion of convertible notes	(iv)	4	—
Market value adjustments	(v)	18	1
Increase (decrease) in commercial property income	(vi)	(17)	24
Decrease in commercial property depreciation	(vii)	8	5
Decrease in residential property income	(viii)	(26)	—
Falconbridge equity accounted income and gains	(ix)	41	—
Foreign exchange and dividends on convertible preferred shares	(x)	88	128
Start-up costs and other	(xi)	(2)	(73)

Net income under U.S. GAAP		$1,743	$636
Preferred share dividends		(35)	(23)
Convertible preferred share dividends	(x)	(24)	(23)

Net income to shareholders under U.S. GAAP		$1,684	$590

Per share amounts under U.S. GAAP
Basic earnings per share		$6.49	$2.29
Diluted earnings per share		$6.33	$2.23

The company’s current policy is to redeem the preferred shares Series 10, 11 and 12, through the payment of cash in the event that holders of the preferred shares exercise their conversion option. As a result, the impact of the conversion of these preferred shares has been excluded from the company’s diluted EPS calculation. However, the company is not legally obliged to redeem these preferred shares for cash and reserves the right to settle the conversion option in Class A common shares.
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(i) Equity accounted income
Under U.S. GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the underlying company as follows:

Accounting Treatment	Canadian GAAP	U.S. GAAP

Start-up costs	Defer and amortize	Expense as incurred
Pension accounting	Valuation allowance	No valuation allowance /
additional minimum liability
Derivative instruments and hedging	See Note 1 and Note 15	See Note 24(a)(v)

Canadian GAAP requires recognition of a pension valuation allowance for an excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of income. U.S. GAAP does not specifically address pension valuation allowances. In 2002, U.S. regulators determined that such allowances would not be permitted under U.S. GAAP. In light of these developments, Falconbridge, Norbord and Fraser Papers eliminate the effects of recognizing pension valuation allowances.
(ii) Deferred income taxes
The change in deferred income taxes includes the tax effect of the income statement adjustments under U.S. GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under U.S. GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. In 2005 and 2004, there were no differences between the substantively enacted rates used under Canadian GAAP and the enacted rates used under U.S. GAAP.
(iii) Convertible note distributions
Under Canadian GAAP, the company’s subordinated convertible notes are treated as equity with interest paid thereon recorded as a distribution from retained earnings. This results from the company’s ability to repay these notes and meet interest obligations by delivering its common shares to the holders. Under U.S. GAAP, the subordinated convertible notes would be recorded as indebtedness with the corresponding interest paid recorded as a charge to income. There is no effect on basic or diluted net income per share. The company redeemed all of its remaining subordinated convertible note obligations during 2005.
(iv) Conversion of convertible notes
Under Canadian GAAP, the company’s subordinated convertible notes are treated as equity and converted into the company’s functional currency at historic rates. Under U.S. GAAP, the subordinated convertible notes are recorded as indebtedness and converted into the company’s functional currency at current rates with the corresponding foreign exchange recorded as a charge to income.
(v) Market value adjustments
Under Canadian GAAP, the company generally records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. However, the company has identified certain distinct portfolios of securities which it has designated to be carried at fair value under Canadian GAAP. Under U.S. GAAP, all trading securities are carried at market, with unrealized gains losses included in the determination of net income.
Under Canadian GAAP, derivatives that qualify for hedge accounting are generally off balance sheet. Under U.S. GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of the changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship, as well as the portions of hedges that are ineffective, are recognized in income.
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Market value adjustments for trading securities and derivative contracts carried at fair value for U.S. GAAP are as follows:

MILLIONS	2005	2004

Securities designated as Trading for U.S. GAAP	$1	$7
Derivative contracts recognized at fair value for U.S. GAAP	17	(6)

	$18	$1

The effects of accounting for derivatives in accordance with U.S. GAAP for the year ended December 31, 2005 resulted in a decrease in assets of $98 million (2004 – increase of $112 million), an increase in liabilities of $59 million (2004 – $72 million), a decrease in other comprehensive income of $156 million (2004 – $30 million) and a decrease in net income of $1 million (2004 –$8 million) as outlined in the table above. In 2004, there was a $2 million decrease in net income associated with the company’s equity accounted investments, which was included as a reduction of equity accounted income in note 24(a)(i). During the year ended December 31, 2005, there were no net derivative gains reclassified from other comprehensive income to income (2004 – $22 million).
(vi) Commercial property income
Prior to January 1, 2004, Canadian GAAP permitted the recognition of rental revenue over the term of the lease as it became due where increases in rent were intended to offset the estimated effects of inflation, whereas U.S. GAAP required that rental revenue be recognized on a straight-line basis over the term of the lease. The company adopted straight-line recognition of rental revenue for all its properties from January 1, 2004 onward, thereby harmonizing this policy with U.S. GAAP. In 2005, the company recorded a decrease to commercial property income of $15 million (2004 – $18 million) to reflect the adjustment required if straight-line rental revenue had been recognized from the outset of the lease as opposed to January 1, 2004 onward. The recognition of lease termination income can differ between U.S. GAAP and Canadian GAAP, and and resulted in a decrease to commercial property income in 2005 of $2 million (2004 – increase of $42 million).
(vii) Commercial depreciation
Straight-line depreciation was adopted by the company from January 1, 2004 onward which effectively harmonized Canadian GAAP with U.S. GAAP. In 2005, the company recorded an increase to U.S. GAAP net income of $8 million (2004 – $5 million) to reflect the adjustment required if straight-line depreciation had been recognized from the outset as opposed to January 1, 2004 onward.
(viii) Residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the vendor. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under FAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under U.S. GAAP, whereas this is not necessarily required under Canadian GAAP. Accordingly, residential development income decreases by $26 million for U.S. GAAP purposes.
(ix) Falconbridge
During 2005, the company sold substantially all of its interest in Falconbridge for proceeds of $2.7 billion. Under U.S. GAAP, the company’s carrying value of its investment in Falconbridge was $157 million lower than under Canadian GAAP due to U.S. GAAP adjustments in prior years. As a result, the gain on the disposition of the company’s interest in Falconbridge was increased by $41 million under U.S. GAAP.
(x) Foreign exchange and dividends on convertible preferred shares
Effective January 1, 2005, the company adopted the amendment to CICA Handbook Section 3860. The amendment requires certain of the company’s preferred share obligations that could be settled with a variable number of the company’s common equity to be classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under U.S. GAAP, they continue to be treated as equity and corresponding distributions as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under U.S. GAAP, these preferred shares are treated
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as equity and are converted into the company’s functional currency at historical rates. As a result, the company has recorded the following adjustments for U.S. GAAP:

MILLIONS	2005	2004

Decrease to interest expense	$73	$62
Revaluation at historical rates	15	66

	88	128
Other preferred share adjustmens
Equity accounted income	—	12
Preferred security distributions	16	16
Conversion of preferred securities	15	16
Non-controlling interests	(49)	(39)
Preferred share dividends	(24)	(23)

	$46	$110

(xi) Start-up costs and other
Start-up costs and other has been adjusted for the differences between Canadian GAAP and U.S. GAAP and includes $10 million of income (2004 – $30 million of expense) related to start-up costs which are deferred and amortized under Canadian GAAP and expensed under U.S. GAAP, and $12 million of expense (2004 – $43 million) related to differences from the company’s operations in Brazil and non-controlling interests in the company’s property operations.
(b) Comprehensive Income
U.S. GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income is as follows:

MILLIONS	Note	2005	2004

Net income under U.S. GAAP		$1,743	$636
Market value adjustments	(i)	(142)	(52)
Minimum pension liability adjustment	(ii)	(47)	(7)
Foreign currency translation adjustments	(iii)	15	30
Taxes on other comprehensive income		66	10

Comprehensive income		$1,635	$617

(i) Market value adjustments
Under Canadian GAAP, the company records investments other than specifically designated portfolios of securities at cost and writes them down when other than temporary impairment occurs. Under U.S. GAAP, these investments generally meet the definition of available for sale securities, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income.
Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under U.S. GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income.
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Market value adjustments in other comprehensive income in 2005 and 2004 are recorded on the balance sheet as follows:

MILLIONS	2005	2004

Market value adjustments
Available for sale securities classified as:
Accounts receivable and other	$—	$12
Securities	12	(34)
Derivative power sales contracts designated as cash flow hedges classified as:
Accounts receivable and other	(106)	(20)
Accounts payable and other	(50)	—
Equity accounted investments	2	(10)

	$(142)	$(52)

(ii) Minimum pension liability adjustment
U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected the adjustment including its proportionate share of adjustments recorded by Falconbridge, Norbord, Fraser Papers and Brookfield Power.
(iii) Foreign currency translation adjustments
Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self sustaining operations are revalued at current exchange rates. U.S. GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation account. The resulting changes in the carrying values of assets which arise for foreign currency conversion are not necessarily reflective of changes in underlying value.
(c) Balance Sheet Differences
The incorporation of the significant differences in accounting principles under Canadian GAAP and U.S. GAAP would result in the following presentation of the company’s balance sheet:

MILLIONS	Note	2005	2004

Assets
Cash and cash equivalents		$951	$455
Accounts receivable and other	(i)	4,449	3,055
Securities	(ii)	4,344	3,278
Loans and notes receivable		332	897
Property, plant and equipment	(iii)	15,292	11,621
Equity accounted investments	(iv)	552	1,680

Total assets under U.S. GAAP		$25,920	$20,986

Liabilities and shareholders’ equity
Non-recourse borrowings
Property specific mortgages		$8,756	$6,890
Other debt of subsidiaries		2,764	2,586
Corporate borrowings		1,620	1,675
Accounts and other payables		4,358	2,806
Convertible and subordinated notes		216	223
Non-controlling interests		2,740	2,566
Preferred equity		847	912
Common equity	(v)	4,619	3,328

Total liabilities and equity under U.S. GAAP		$25,920	$20,986

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Certain balances in 2004 have been adjusted to reflect the consolidation of variable interest entities (“VIEs”). The adjustments were primarily a result of the consolidation of the company’s equity interests in Louisiana HydroElectric Power. In 2005, Canadian GAAP harmonized with U.S. GAAP following the adoption of AcG-15.
The significant difference in each category between Canadian GAAP and U.S. GAAP are as follows:
(i) Deferred income taxes
The deferred income tax asset under U.S. GAAP is included in accounts receivable and other and is calculated as follows:

MILLIONS	2005	2004

Tax assets related to operating and capital losses	$1,074	$1,085
Tax liabilities related to differences in tax and book basis	(658)	(653)
Valuation allowance	(164)	(144)

Deferred income tax asset under U.S. GAAP	$252	$288

(ii) Securities
Under Canadian GAAP, the company recorded its short-term investments at the lower of cost and net realizable value except for certain distinct portfolios of securities which it has designated to be carried at fair value and for which unrealized gains and losses in value are included in the determination of income. Under U.S. GAAP, trading securities, which include all of the company’s short-term investments, are carried at market, with unrealized gains and losses in income.
Available for sale securities are accounted for as described in this note under (b)(i).

MILLIONS	2005	2004

Securities and financial assets under Canadian GAAP	$4,240	$2,977
Reclassification to equity accounted investments	—	(4)
Consolidation of VIEs	—	189
Net unrealized gains (losses) for trading securities	(17)	(19)
Net unrealized gains on available for sale securities	121	135

Securities under U.S. GAAP	$4,344	$3,278

(iii) Joint ventures
Under U.S. GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method for investments that would otherwise be equity accounted under U.S. GAAP and meet certain other requirements. See also Note 20.
(iv) Equity accounted investments
The company’s equity accounted investments under U.S. GAAP include Norbord, Fraser Papers and other real estate and business services. During 2005, the company disposed of its investment in Falconbridge. These investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings under U.S. GAAP.

MILLIONS	2005	2004

Investment under Canadian GAAP	$595	$1,944
Reclassification from securities and accounts receivable and other	—	(94)
Accumulated other comprehensive income (loss)	(134)	(95)
Retained earnings adjustment	91	(75)

Equity accounted investments under U.S. GAAP	$552	$1,680

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(v) Common equity

MILLIONS	2005	2004

Common equity under Canadian GAAP	$4,514	$3,277
Reversal of Canadian GAAP cumulative translation adjustment	6	(95)
Common shares	8	(1)
Paid in capital	28	45
Reclassification of convertible notes	—	(11)
Cumulative adjustments to retained earnings under U.S. GAAP	61	3
Accumulated other comprehensive income	2	110

Common equity under U.S. GAAP	$4,619	$3,328

As a result of the above adjustments, the components of common equity under U.S. GAAP are as follows:

MILLIONS	2005	2004

Common shares	$1,207	$1,226
Paid in capital	28	45
Accumulated other comprehensive income	2	110
Retained earnings	3,382	1,947

Common equity under U.S. GAAP	$4,619	$3,328

(d) Cash Flow Statement Differences
The summarized cash flow statement under U.S. GAAP is as follows:

MILLIONS	2005	2004

Cash flows provided from (used for) the following activities
Operating under Canadian GAAP	$830	$872
Convertible note interest	—	(1)

Operating under U.S. GAAP	830	871
Financing	1,013	1,732
Investing	(1,296)	(2,581)

Net increase in cash and cash equivalents under U.S. GAAP	$547	$22

(e) Changes in Accounting Policies
(i) EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”
This EITF requires the measurement of the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is non-discretionary and objectively determinable in determining earnings per share. EITF 03-6 is effective for the company’s 2005 fiscal year, and requires retroactive adjustment to earnings per share presented for prior periods. The adoption of this EITF did not have a material impact on the company.
(ii) FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”
Effective for December 31, 2005, the company adopted FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations.” This interpretation clarifies that the term, conditional asset retirement obligation, in FASB statement 143,” Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value
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of the liability can be reasonable estimated. The fair value of the liability for the conditional asset retirement obligation is recognized as incurred, generally when the asset is acquired, constructed or during the normal operations of the asset. The adoption of this interpretation did not have a material impact on the company.
(f) Future Accounting Policy Changes
(i) SFAS 154, “Accounting Changes and Error Corrections”
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS requires retrospective application of changes in accounting principle to prior periods’ financial statements unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. This statement is effective for fiscal years beginning after December 15, 2005.
(ii) SFAS 123R, “Share-Based Payment”
In December 2004, the FASB issued SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.
SFAS 123R eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.
In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Share-Based Payment,” which expresses the SEC staff’s views on SFAS 123R and is effective upon adoption of SFAS 123R. Pursuant to the SEC’s announcement in April 2005, companies are allowed to implement the standard at the beginning of their next fiscal year, instead of their next reporting period, that begins after June 15, 2005. SFAS 123R and its related FSPs are effective for the company as of January 1, 2006. The company is assessing the impact of adopting SFAS 123R on our financial positions and results of operations, but believes that its adoption will not have a significant impact.
25. SEGMENTED INFORMATION
The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has four reportable segments:
(a)	property operations, which are principally commercial office properties, residential development and home building operations, located primarily in major North American cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on North American river systems;

(c)	timberlands and infrastructure operations, which are predominantly high quality private timberlands on the west coast of Canada and in Brazil and electrical transmission and distribution systems located in northern Ontario; and

(d)	specialty funds, which include the company’s bridge lending, real estate finance and restructuring funds along with the company’s public securities operations and are managed for the company and for institutional partners.
Non-operating assets and related revenue, cash flow and income are presented as financial assets and other.
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Revenue, net income and assets by reportable segments are as follows:

	2005			2004
		Net			Net
MILLIONS	Revenue	Income	Assets	Revenue	Income	Assets

Property
Core office properties	$1,146	$690	$8,688	$1,070	$662	$7,089
Residential properties	1,936	496	1,205	1,603	305	818
Development properties	11	6	942	5	1	950
Real estate services	68	18	39	9	5	51
Power generation	800	469	3,568	469	268	2,951
Timberlands and infrastructure	170	64	1,018	99	26	184
Specialty funds	58	54	480	58	48	873
Other	282	147	6,523	199	196	3,597

	4,471	1,944	22,463	3,512	1,511	16,513
Financial assets and other	774	216	3,122	383	188	1,624
Investments	11	1,580	473	4	332	1,870

	$5,256	3,740	$26,058	$3,899	2,031	$20,007
Cash interest and other cash expenses		1,532			1,137
Depreciation, taxes and other non-cash items		546			339

Net income from continuing operations		$1,662			$555

Revenue and assets by geographic segments are as follows:

	2005		2004
MILLIONS	Revenue	Assets	Revenue	Assets

United States	$3,484	$12,633	$2,374	$9,943
Canada	1,323	9,463	1,172	6,729
International	449	3,962	353	3,335

Revenue / Assets	$5,256	$26,058	$3,899	$20,007

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Five Year Financial Review

AS AT AND FOR THE YEARS ENDED DECEMBER 31
MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)	2005		2004		2003		2002		2001

Per Common Share (fully diluted)
Book value		$17.72		$12.76		$11.23		$9.90		$10.35
Cash flow from operations		3.28		2.32		2.14		1.58		1.37
Cash return on book equity		21%		19%		18%		16%		13%
Net income		6.12		2.02		0.78		0.14		0.65
Market trading price — NYSE		$50.33		$36.01		$20.36		$13.67		$12.04
Market trading price — TSX	C$	58.61	C$	43.15	C$	26.49	C$	21.17	C$	19.17
Dividends paid		$0.59		$0.55		$0.49		$0.43		$0.43
Common shares outstanding
Basic		257.6		258.7		256.1		261.2		254.7
Diluted		270.2		271.7		271.3		275.9		264.5
Total (millions)
Total assets under management		$49,700		$27,146		$23,108		$19,000		$17,000
Consolidated balance sheet assets		26,058		20,007		16,309		14,422		13,792
Non-recourse borrowings
Property specific mortgages		8,756		6,045		4,881		4,992		4,503
Other debt of subsidiaries		2,510		2,373		2,075		1,867		1,988
Corporate borrowings		1,620		1,675		1,213		1,035		826
Common equity		4,514		3,277		2,898		2,625		2,668
Revenues		5,256		3,899		3,370		3,064		3,042
Operating income		2,355		1,825		1,532		1,214		1,163
Cash flow from operations		908		626		590		469		388
Net income		1,662		555		232		83		201

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